

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Rory G. Ritrievi
President and Chief Executive Officer
Mid Penn Bancorp, Inc.
2407 Park Drive
Harrisburg, Pennsylvania 17110

      Re: Mid Penn Bancorp, Inc.
          Registration Statement on Form S-4
          Filed February 21, 2023
          File No. 333-269890

Dear Rory G. Ritrievi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Mateo at 202-551-3465 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Kenneth J. Rollins, Esq.